Exhibit 99.1

The Yankee Candle Company, Inc.

Management Incentive Plan

For Fiscal Year 2009

The Yankee Candle Company, Inc. Management Incentive Plan for Fiscal Year 2009 (the “Plan”) replaces in their entirety both The Yankee Candle Company, Inc. Management Incentive Plan for the 2008 Fiscal Year and The Yankee Candle Company, Inc. Management Incentive Plan for the 2008 Fiscal Year for Participants of the Executive Compensation Plan.

A. PURPOSE

The purpose of the Plan is to attract, retain and motivate key employees by providing cash incentive awards to designated executive, managerial and professional employees of the Company, its subsidiaries and affiliates. The Plan is designed to link Participants’ interest more closely with the overall goals and interests of the Company.

B. ADMINISTRATION

The Compensation Committee of the Board of Directors (the “Committee”) administers the Plan, with respect to those eligible Participants who are members of the Executive Committee, and the Company’s internal Salary Committee with respect to all other eligible Participants. The members of the Salary Committee are: Chairman and Chief Executive Officer; Chief Administrative Officer and Chief Financial Officer; Senior Vice President, Human Resources; and Vice President, Human Resources.

C. PARTICIPATION

Only active employees of the Company, its subsidiaries or affiliates who are employed in an executive, managerial or professional capacity may be designated as participants under the Plan (“Participant”).

Being a Participant in the Plan is not a contract for, nor offer of employment for any particular time period, nor any other agreement on the part of management of the Company for such employment and shall in no event alter the “at will” nature of employment with the Company.

The Plan is subject to applicable government and economic controls in effect during its operation; therefore, payments may be subject to such limitations.

D. INDIVIDUAL TARGET AWARDS

The Plan and Company financial objective(s) are established by the Committee, in its sole discretion, early in the fiscal year and provided to Participants once established. Key performance objectives, if any, are established by the Salary Committee, in its sole discretion.

Each Participant will have an assigned incentive award target equal to a specific percentage of salary during the fiscal year. For purposes of the Plan, salary shall be defined as actual base pay paid by the Company to the Participant during the fiscal year. Each Participant will be informed of his or her percentage, which is, generally, assigned based on the individual’s job classification and responsibilities and market practice, but is in all instances subject to the discretion of the Salary Committee, and the Committee for Executive Committee members.

Incentive payments will not exceed the overall funding approved by the Committee. The incentive payments for fiscal year 2009 shall be paid on or before March 15, 2010.

E. BASIS OF AWARDS

Awards will be based on the Company’s attainment of the following financial and operating performance objectives for the fiscal year: (i) Adjusted EBITDA and (ii) Free Cash. All references to “Adjusted EBITDA” shall mean net income before net interest, expense, income taxes, depreciation and amortization, amortization of deferred financing costs, equity compensation expense, expense related to the 2007 merger of the Company’s predecessor with funds affiliated with Madison Dearborn Partners LLP (the “Merger”), any purchase price accounting adjustments as a result of the Merger, and any other nonrecurring or similar costs as may be deemed appropriate by the Board of Directors or the Committee in its discretion. All references to “Free Cash” shall mean (i) the Company’s Adjusted EBITDA, as determined by the Committee, less (ii) capital expenditures made during the fiscal year, interest expense paid, cash taxes paid, cash charges recorded in connection with a restructuring charge, and management fees and any related payments made to Madison Dearborn Partners; each only to the extent the same were “added back” or included in the Adjusted EBITDA determined by the Committee, and (iii) increased or decreased, as the case may be, by the net change in working capital for the fiscal year.

A target incentive pool shall be established of which eighty (80%) percent will be determined by the Company’s actual performance versus the Adjusted EBITDA performance objectives and twenty (20%) percent of the target incentive pool will be determined by the Company’s actual performance versus the Free Cash objective. The incentive pool for each of the Adjusted EBITDA component and the Free Cash component may exceed the target pool, or may be less than target, or may be zero, based on the Company’s actual performance against the performance objectives. The funding of each of the above components will be determined, based on the actual Company performance as compared to target, using an award calibration schedule adopted by the Committee for each component. The Adjusted EBITDA component and the Free Cash component are independent of one another in terms of funding the MIP target pool, and the actual funding of the pool could exceed target, may be less than target, or may be zero, depending upon the Company’s actual performance with respect to the performance measures.

1. Adjusted EBITDA Component: The Adjusted EBITDA component is comprised of two separate and independent performance periods. Forty (40%) percent of the Adjustment EBITDA Component will be determined by the Company’s actual Adjusted EBITDA performance during the period consisting of the first three fiscal quarters of the fiscal year versus the Adjusted EBITDA target for such time period established by the Committee (the “Q1-Q3 Target”). Funding for the Q1-Q3 Target will be determined based upon a calibration schedule approved by the Committee. The remaining sixty (60%) percent of the Adjusted EBITDA component will be determined by the Company’s actual Adjusted EBITDA performance in the fourth quarter versus the Adjusted EBITDA target for such time period established by the Committee (the “Q4 Target”). The actual funding amount under this portion of the Adjusted EBITDA Component will be determined based upon a calibration schedule approved by the Committee.

The Q1-Q3 performance period and the Q4 performance period, and the corresponding funding determinations, are intended to be separate and independent. However, notwithstanding whether or not the Company achieves a level of performance under one or both of these two performance periods that would qualify for funding of the incentive pool, there is an aggregate full year Adjusted EBITDA minimum threshold established by the Committee (the “Full Year Threshold”). If the Company’s actual Adjusted EBITDA performance does not at least equal the Full Year Threshold, no amounts will be paid into the incentive pool or to individual participants under the Adjusted EBITDA component.

The Committee shall have the right to revise the Q4 Target in its discretion prior to the beginning of Q4 based upon the Company’s performance during the year.

2. Free Cash Component: The Free Cash component shall fund twenty (20%) percent of the overall incentive pool. The actual Free Cash component will be determined based upon a calibration schedule approved by the Committee (the “Free Cash Schedule”). Funding under the Free Cash component is separate and independent from funding under the Adjusted EBITDA component.

F. INDIVIDUAL AWARDS

Incentive bonus awards to be paid to individual Participants under the Plan shall be based upon the following factors:

1. Free Cash Component: Twenty (20%) percent of the individual’s target incentive bonus will be determined based upon the Company’s performance under the Free Cash component. Payouts to individual Participants will be based upon the Company’s actual Free Cash performance using the Free Cash Schedule.

2. Adjusted EBITDA Component: Eighty (80%) percent of the individual’s incentive will be determined based upon the Company’s performance under the Adjusted EBITDA component. Bonus award amounts to be paid under this component will be determined as follows:

(i)	Company Performance: For Participants who work within specified business units (for example, the Company’s Retail, Wholesale and Yankee Candle Europe divisions), thirty to forty (30-40%) percent of the individual’s target award level under the Adjusted EBITDA component shall be determined by the Company’s actual performance versus the pre-established performance objectives under the Adjusted EBITDA Component (the “Company Portion”). For Participants who do not work in one of the applicable business units, seventy to eighty (70-80%) percent of the individual’s target award level under the Adjusted EBITDA component shall be determined by the Company Portion.

(ii)	Business Unit Performance: For those Participants who work within one of the applicable business units, thirty-five to forty (35-40%) percent of the individual’s target award level under the Adjusted EBITDA component is tied to the segment profit achieved by such business unit as compared to the pre-established segment profit objectives for the business unit. The segment profit objectives will be aligned with the pre-approved total Company Adjusted EBITDA objective and each applicable business unit will have a Q1-Q3 segment profit target and a Q4 segment profit target. Amounts awarded under this component will be determined based upon the business unit’s actual segment profit achievement in the applicable performance period, using calibration schedules approved by the Committee.

(iii)	Individual Performance: Twenty to thirty (20-30%) percent of an individual’s target award level under the Adjusted EBITDA Component will be determined based on the individual’s performance against his or her key performance objectives combined with an overall assessment of the Participant’s individual contributions and performance in the applicable year, longer term potential and other considerations deemed appropriate by the CEO.

The Committee and/or Salary Committee has discretion to modify all or any portion of any award as it deems necessary or appropriate. The Company retains the right, at any time, to unilaterally reduce or eliminate any award under the Plan.

G. ELIGIBILITY

Except as otherwise provided in this Section G, no award shall be made to any Participant who is not an active employee of the Company or one of its subsidiaries or affiliates on the date of payout. Employees, who transfer into or out of an eligible position or are hired into an eligible position during the fiscal year, will receive a prorated incentive award based on the number of days of active employment in an eligible position. Employees, who cease employment due to death, permanent disability or are terminated other than for Cause, prior to the payout date will receive a prorated incentive award based on the number of days of active employment in an eligible position. Incentive awards are not vested.

Employees who voluntarily leave the Company or whose employment is terminated “for cause” prior to the payment for the fiscal year incentive are not eligible. For purposes of the Plan, the term “Cause” shall include (i) gross negligence, willful failure to perform or willful malfeasance in performance of the employee’s duties and responsibilities; (ii) conviction of a felony or of a lesser crime involving moral turpitude or acts of dishonesty; (iii) breach of fiduciary duty of loyalty to the Company or the diversion by the employee of any corporate assets, commitments, service or opportunities for his or her personal gain; (iv) fraud, misrepresentation, theft or embezzlement of Company assets or the intentional violation of law or Company policy; (v) insubordination or willful failure to follow reasonable instructions from supervisors; or (vi) other conduct that is materially harmful to the business, interests or reputation of the Company.

H. AMENDMENT OR TERMINATION

The Company reserves the right to amend, modify and/or discontinue the Plan in whole or in part at any time and for any reason with or without notice to the Participants. Notwithstanding anything to the contrary, the Company may only terminate the Plan provided such termination is not treated as an acceleration of benefits as described in Section 409A(a)(3) of the Internal Revenue Code and the Plan termination is identified as an exception to the “non-acceleration rule” under Treasury Regulation Section 1.409A-3(j)(4)(ix).